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                                                  [CUSTOMEDIX CORPORATION LOGO]
                                                    53 N. PLAINS INDUSTRIAL RD.
                                                         WALLINGFORD, CT. 06492
                                                        TELEPHONE: 203-284-9079
                                                              FAX: 203-265-7662

NEWS
RELEASE


                                Summary: Dr. Gordon S. Cohen makes offer to acquire CUSTOMEDIX CORP.
                                                (AMEX:CUS)


                                Contact:        Joseph MacDougald
                                                Phone No: (203) 284-9079
                                                Fax No: (203) 265-7662


FOR IMMEDIATE RELEASE:
----------------------

WALLINGFORD, CONNECTICUT, February 5, 1996...Dr. Gordon S. Cohen announced today that he has delivered a proposal to the Board of Directors of CUSTOMEDIX (AMEX:CUS), on behalf of himself and certain family members, offering to acquire the Company through a merger in which the holders of CUSTOMEDIX common stock, other than Dr. Cohen and certain members of his family, would receive
$1 15/16 cash per share. At the offer price, the merger has an aggregate transaction value to the public stockholders of approximately $2,832,000. The closing price for the Company stock on February 2, 1996 was $1 15/16. Dr. Cohen and his family currently own approximately 54.6% of CUSTOMEDIX common stock outstanding. The offer is conditioned upon obtaining financing. Dr. Cohen serves as Chairman of the Board of Directors and Chief Executive Officer of CUSTOMEDIX.